FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2007

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of Announcement No. 5 - 2007 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on April 10, 2007.

               ANNOUNCEMENT NO. 5 - 2007

                                                                   10 April 2007

               Agenda for the Annual General Meeting of Directors and
               Shareholders

               Enclosed please find agenda for the Annual General Meeting of Directors and Shareholders of A/S Dampskibsselskabet TORM to be held on 17 April 2007.

Contact        N. E. Nielsen, Chairman, tel.: +45 72 27 00 00

About TORM     TORM is one of the World's leading carriers of refined oil products and has significant activities in the bulk market. The
               Company operates close to 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM's commitment to safety, environmental responsibility and customer service.

               TORM was founded in 1889 and has constantly adapted itself and benefited from the significant changes characterizing shipping. The Company conducts business all over the World and is headquartered in Copenhagen, Denmark. TORM's shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD). For more information, visit www.torm.com.

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SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or fu ture litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.
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

Annual General Meeting of Directors and Shareholders of Aktieselskabet Dampskibsselskabet TORM, CVR No. 22 46 02 18 to be held on Tuesday, 17 April 2006 at 10:00 hours at Radisson SAS Falconer, Falconer Alle 9, 2000
Frederiksberg:

                               Complete Proposals

                                      *****

1.   Directors' report on the activities of the Company in the past year.

2.   Presentation for adoption of the annual report.

3. The Board of Directors' proposal for the appropriation of profits or provision for losses in accordance with the adopted annual report.

     The Board of Directors proposes that out of the net profit of USD 234.5 million an amount of USD 73.9 million is paid in dividends, corresponding to DKK 11.50 per share with a nominal value of DKK 10, while the remaining USD 160.6 million is proposed carried forward.

4.   Election of members of the Board of Directors.

     Pursuant to article 11(3) of the Company's Articles of Association, Mr N.E. Nielsen, Mr Christian Frigast, Mr Gabriel Panayotides and Mr Ditlev Engel are up for election to the Board of Directors.

     Reference is made to page 76 of the annual report with respect to the Board members' directorships in other companies.

5.   Appointment of auditor/auditors.

     The Board of Directors proposes re-election of Deloitte Statsautoriseret Revisionsaktieselskab

6.   Proposals from the Board of Directors:

     a.   The denomination of the company's shares will be changed from DKK
          10.00 to DKK 5.00.

          The proposal implies that "DKK 10.00" is replaced by "DKK 5.00" in Articles 2(1) (composition of the share capital) and 7(3) (voting rights) of the Articles of Association.

          Consequently Article 2(6) is amended to

          "Until 1 April 2010 the Board of Directors shall be authorised to increase the share capital in one or more transactions by up to nominally DKK 10,000,000 in total, corresponding to 2,000,000 shares (currently 1,000,000), by cash payment of not less than DKK 5.25 (currently DKK 10.50) per share of DKK 5 (currently DKK 10) by subscription among the employees of the Company and/or of its subsidiaries, without the shareholders of the Company having any pre-emption rights. The other terms and conditions for the subscription will be determined by the Board of Directors. The new shares shall carry the same rights as the existing shares as set out in the Articles of Association of the Company, including that they shall be negotiable instruments, that they shall be issued to the holder but may be recorded in the Company's register of shareholders in the name of the holder, that they shall not be subject to redemption, that there shall be no restrictions to the transferability of the new shares, and that the new shares shall not confer any special rights on their holders. The shares shall be subject to the applicable rules on taxation of employee shares."

     b. Extension of the duration of the authorization for increase of the share capital, cf. Article 2(3) of the Articles of Association, so that it is being prolonged from 1 April 2011 to 1 April 2012.

          The proposal implies that in Article 2(3) of the Articles of Association "1 April 2011" is replaced by "1 April 2012".

          The proposal is, like in previous years, motivated by a wish for maintaining the extent of the authorization as regards duration compared to the circumstances prevailing when the authorization was adopted at the extraordinary general meeting of the Company on 13 March 2002.

     c. Appointment of new keeper of the Company's Register of Shareholders by amending Article 3(3) in the Articles of Association to read:

          "The shares shall be issued to bearer, but may be entered in the Company's register of shareholders in the name of the holder. The Company has appointed VP Investor Services A/S (VP Services A/S), Helgesh0j Alle 61, P.O. Box 20, DK-2630 Taastrup, keeper of the Company's Register of Shareholders for all shares issued by the Company."

     d. Authorization to the Board of Directors to let the Company acquire its own shares in the period until the next annual general meeting within 10 per cent of the issued share capital at the market price prevailing at the time of acquisition subject to a deviation of up to 10 per cent.

     e. The Board of Directors be authorized to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency, the Copenhagen Stock Exchange A/S or any other public authority as a condition for registration or approval.

7.   Any other business and notices.

                                    * * * * *
     The general meeting is only legally competent to transact business when at least 1/3 of the share capital is represented, cf. Article 9(1) of the Articles of Association of the Company.

     Approval or adoption of the proposals under items 2 - 5 and item 6 d - e requires simple majority, cf. Article 9(2) of the Articles of Association of the Company.

     Approval or adoption of the proposals under item 6 a - c requires assent from at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting, cf. Article 9(3) of the Articles of Association and Section 78 of the Danish Companies Act.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)


Dated April 11, 2007                    By: /s/ Klaus Kjaerulff
                                            -----------------------------
                                            Klaus Kjaerulff
                                            Chief Executive Officer

SK 03810 0001 764114